UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.Name of issuer or person filing (“Filer”): ALITHYA GROUP INC.

B.(1)    This is [check one]:
☒    an original filing for the Filer.
☐    an amended filing for the Filer.
(2)    Check the following box if you are filing the Form F-X in paper in accordance with Regulations S-T rule 101(b)(9) ☐
C.    Identify the filing in conjunction with which this Form is being filed:
Name of registrant:    ALITHYA GROUP INC.
Form type:        Form 40-F
File Number (if known):    001-38705
Filed by:            ALITHYA GROUP INC.
Date Filed (if filed
    concurrently, so
    indicate):    June 10, 2021 (concurrently)
D.    The Filer is incorporated or organized under the laws of Quebec, Canada and has its principal place of business at:
1100 Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada
H3B 3A5
Telephone: +1 (514) 285-5552

E.    The Filer designates and appoints CT CORPORATION SYSTEM (“Agent”), located at:
28 Liberty Street
New York, New York, USA 10005
Telephone: +1 (212) 590-9200
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)    any investigation or administrative proceeding conducted by the Securities and Exchanges Commission
    (the “Commission”): and
(b)    any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United
    States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form-40 arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commended by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.    The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-
    X if the Filer discharges the Agent of the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange
    Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the
    Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant from in conjunction with which the amendment is being filed.
G.    The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, this 10th day of June, 2021.

ALITHYA GROUP INC.

By: /s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer and Corporate Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM as Agent for Service of Process for ALITHYA GROUP INC.

By: /s/ Olga Hinkel
Name: Olga Hinkel
Title: VP & Assitant Secretary
Date: May 27, 2021